UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2026 AND 2025

Address: No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of September 30, 2026 and 2025, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2026 and 2025 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2026 and 2025, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2026 and 2025, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2026 and 2025, and its consolidated cash flows for the nine-month periods ended September 30, 2026 and 2025, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$58,988 million and NT$27,221 million, which represented 8.73% and 4.90% of the total consolidated assets as of September 30, 2026 and 2025, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$1,644 million, NT$1,088 million, NT$25,204 million and NT$1,005 million, which represented 8.26%, 7.43%, 30.83% and 2.94% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2026 and 2025, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$48 million, NT$329 million, NT$803 million and NT$(298) million, which represented 0.24%, 1.37%, 0.68% and (1.66)% of the consolidated total comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2026 and 2025, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Yu, Chien-Ju

Ernst & Young, Taiwan

October 28, 2026

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2026, December 31, 2025 and September 30, 2025
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2026	December 31, 2025	September 30, 2025
Current assets
Cash and cash equivalents	4, 6(1)	$142,616,840	$110,660,052	$104,217,382
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	441,957	568,521	609,971
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	-	4,630,441	5,280,436
Financial assets measured at amortized cost, current	4, 6(4)	8,518,306	12,506,177	8,932,294
Contract assets, current	4, 6(21)	292,211	705,398	495,539
Accounts receivable, net	4, 6(5)	41,564,032	30,772,159	31,642,555
Accounts receivable-related parties, net	4, 7	1,065,002	502,149	602,200
Other receivables	4, 7	1,740,836	2,457,085	1,735,076
Current tax assets	4	74,179	66,443	160,884
Inventories, net	4, 5, 6(6)	38,373,353	37,228,383	35,180,506
Prepayments		3,209,907	3,496,213	2,975,869
Other current assets	6(21), 8	1,001,701	1,190,237	1,020,965
Total current assets		238,898,324	204,783,258	192,853,677

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	25,593,208	17,585,395	17,074,569
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	24,691,940	9,144,308	10,532,535
Investments accounted for under the equity method	4, 6(7), 7	103,190,329	48,642,917	44,657,112
Property, plant and equipment	4, 6(8), 8	253,202,768	271,395,296	265,290,915
Right-of-use assets	4, 6(9), 8	7,633,589	7,476,034	7,493,528
Intangible assets	4, 6(10), 7	4,691,538	4,742,876	4,456,272
Deferred tax assets	4	9,870,467	8,522,637	5,299,458
Prepayment for equipment		3,083,727	1,162,218	2,174,166
Refundable deposits	8	2,124,957	1,643,661	1,763,650
Other noncurrent assets-others	6(21)	2,804,830	3,897,409	3,799,540
Total non-current assets		436,887,353	374,212,751	362,541,745

Total assets		$675,785,677	$578,996,009	$555,395,422

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2026, December 31, 2025 and September 30, 2025
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2026	December 31, 2025	September 30, 2025
Current liabilities
Short-term loans	6(11), 6(28)	$2,768,928	$8,408,772	$16,060,185
Financial liabilities at fair value through profit or loss, current	4, 6(12), 6(13)	78	57,163	314,543
Contract liabilities, current	4, 6(21)	5,077,858	2,580,789	2,969,526
Accounts payable		10,024,105	9,169,828	8,037,897
Other payables	4, 6(22), 7	24,669,695	24,447,427	20,287,965
Payables on equipment		5,814,210	11,680,298	11,571,802
Current tax liabilities	4	5,423,717	3,582,275	1,307,320
Lease liabilities, current	4, 6(9), 6(28)	683,713	624,825	644,247
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	9,204,859	19,188,041	14,085,594
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	9,301,031	7,858,719	6,996,706
Total current liabilities		72,968,194	87,598,137	82,275,785

Non-current liabilities
Financial liabilities at fair value through profit or loss, noncurrent	4, 6(12), 6(13)	45,600	-	-
Contract liabilities, noncurrent	4, 6(21)	1,809,279	1,787,375	474,880
Bonds payable	4, 6(13), 6(28)	48,561,244	34,071,144	29,278,358
Long-term loans	6(14), 6(28)	12,930,271	11,300,910	24,479,252
Deferred tax liabilities	4	13,865,003	11,922,365	6,150,679
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,445,647	5,376,021	5,449,340
Net defined benefit liabilities, noncurrent	4	816,690	866,219	1,024,785
Guarantee deposits	6(28)	40,035,176	39,805,928	39,652,017
Other noncurrent liabilities-others	4, 6(16), 6(18)	8,428,561	6,412,470	5,410,132
Total non-current liabilities		131,937,471	111,542,432	111,919,443

Total liabilities		204,905,665	199,140,569	194,195,228

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,700,939	125,881,563	125,563,274
Additional paid-in capital	4, 6(13), 6(19), 6(20)
Premiums		5,200,426	5,200,426	4,977,376
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	3,039,275
Recognition of changes in subsidiaries’ ownership		64,744	23,954	18,450
Share of changes in net assets of associates and joint ventures accounted for using equity method		5,850,668	612,905	548,351
Stock options		2,034,860	-	-
Restricted stock for employees		2,128,840	1,977,084	1,856,062
Other		30,939	24,001	20,419
Retained earnings	6(19)
Legal reserve		45,648,306	41,466,099	41,466,099
Unappropriated earnings		233,797,651	191,416,874	181,240,637
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		1,777,791	(4,726,963)	(12,621,178)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		45,583,081	12,443,737	11,738,541
Unearned employee compensation		(1,377,041)	(2,122,645)	(1,319,042)
Treasury stock	4, 6(19)	(3,095,666)	-	-
Total equity attributable to the parent company		470,916,768	379,768,265	361,060,219

Non-controlling interests	6(19)	(36,756)	87,175	139,975
Total equity		470,880,012	379,855,440	361,200,194

Total liabilities and equity		$675,785,677	$578,996,009	$555,395,422

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2026	2025	2026	2025
Operating revenues	4, 6(21), 7	$74,239,117	$59,127,040	$204,009,681	$175,743,654
Operating costs	4, 6(6), 6(10), 6(15),
	6(20), 6(21), 6(22), 7	(49,034,594)	(41,503,722)	(138,663,878)	(125,795,593)
Gross profit		25,204,523	17,623,318	65,345,803	49,948,061
Operating expenses	4, 6(5), 6(10), 6(15),
	6(20), 6(22), 7
Sales and marketing expenses		(714,070)	(628,043)	(2,136,010)	(1,838,496)
General and administrative expenses		(2,033,683)	(1,714,518)	(6,293,441)	(4,939,320)
Research and development expenses		(4,523,815)	(4,630,616)	(13,846,316)	(12,787,998)
Expected credit impairment gains		0	2	45	2,406
Subtotal		(7,271,568)	(6,973,175)	(22,275,722)	(19,563,408)
Net other operating income and expenses	4, 6(16), 6(23)	709,578	467,493	1,798,853	1,338,596
Operating income		18,642,533	11,117,636	44,868,934	31,723,249
Non-operating income and expenses
Interest income	4	506,451	520,899	1,492,727	1,759,113
Other income	4	588,176	760,354	1,036,923	1,188,968
Other gains and losses	4, 6(24)	(1,121,994)	1,198,962	7,046,627	112,495
Finance costs	6(24)	(416,304)	(454,128)	(1,142,826)	(1,213,456)
Share of profit or loss of associates and joint ventures	4, 6(7)	1,680,100	1,250,411	28,101,206	1,488,765
Exchange gain, net	4	31,972	249,773	337,294	-
Exchange loss, net	4	-	-	-	(914,678)
Subtotal		1,268,401	3,526,271	36,871,951	2,421,207
Income from continuing operations before income tax		19,910,934	14,643,907	81,740,885	34,144,456
Income tax benefit (expense)	4, 6(26)	(3,521,805)	300,310	(7,010,957)	(2,609,018)
Net income		16,389,129	14,944,217	74,729,928	31,535,438
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	1,442,024	(1,251,557)	16,935,393	(1,385,697)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		574,909	1,757,268	21,468,276	1,179,449
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(265,539)	(112,489)	(862,560)	(56,208)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,900,327	8,414,143	6,971,723	(13,125,780)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		25,883	293,026	161,082	(380,212)
Income tax related to items that may be reclassified subsequently	4, 6(26)	(303,653)	(95,121)	(627,975)	187,910
Total other comprehensive income (loss)		3,373,951	9,005,270	44,045,939	(13,580,538)
Total comprehensive income (loss)		$19,763,080	$23,949,487	$118,775,867	$17,954,900

Net income (loss) attributable to:
Shareholders of the parent		$16,433,947	$14,982,060	$74,865,383	$31,661,331
Non-controlling interests		(44,818)	(37,843)	(135,455)	(125,893)
		$16,389,129	$14,944,217	$74,729,928	$31,535,438

Comprehensive income (loss) attributable to:
Shareholders of the parent		$19,807,887	$23,987,246	$118,911,246	$18,080,912
Non-controlling interests		(44,807)	(37,759)	(135,379)	(126,012)
		$19,763,080	$23,949,487	$118,775,867	$17,954,900

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$1.32	$1.20	$6.00	$2.54
Earnings per share-diluted		$1.31	$1.19	$5.95	$2.52

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2025	6(19)	$125,607,164	$14,782,476	$36,727,862	$190,120,643	$696,785	$11,985,495	$(1,992,034)	$-	$377,928,391	$256,613	$378,185,004
Appropriation and distribution of 2024 retained earnings	6(19)
Legal reserve		-	-	4,738,237	(4,738,237)	-	-	-	-	-	-	-
Cash dividends		-	-	-	(35,787,598)	-	-	-	-	(35,787,598)	-	(35,787,598)
Net income (loss) for the nine-month period ended September 30, 2025	6(19)	-	-	-	31,661,331	-	-	-	-	31,661,331	(125,893)	31,535,438
Other comprehensive income (loss) for the nine-month period ended September 30, 2025	6(19), 6(25)	-	-	-	-	(13,317,963)	(262,456)	-	-	(13,580,419)	(119)	(13,580,538)
Total comprehensive income (loss)		-	-	-	31,661,331	(13,317,963)	(262,456)	-	-	18,080,912	(126,012)	17,954,900
Share-based payment transaction	4, 6(19), 6(20)	(43,890)	(5,060)	-	-	-	-	672,992	-	624,042	1,465	625,507
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	219,671	-	(15,502)	-	15,502	-	-	219,671	-	219,671
Changes in subsidiaries’ ownership	4, 6(19)	-	(4,761)	-	-	-	-	-	-	(4,761)	(7,152)	(11,913)
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	15,061	15,061
Others		-	(438)	-	-	-	-	-	-	(438)	-	(438)
Balance as of September 30, 2025	6(19)	$125,563,274	$14,991,888	$41,466,099	$181,240,637	$(12,621,178)	$11,738,541	$(1,319,042)	$-	$361,060,219	$139,975	$361,200,194

Balance as of January 1, 2026	6(19)	$125,881,563	$15,409,600	$41,466,099	$191,416,874	$(4,726,963)	$12,443,737	$(2,122,645)	$-	$379,768,265	$87,175	$379,855,440
Appropriation and distribution of 2025 retained earnings	6(19)
Legal reserve		-	-	4,182,207	(4,182,207)	-	-	-	-	-	-	-
Cash dividends		-	-	-	(32,704,164)	-	-	-	-	(32,704,164)	-	(32,704,164)
Net income (loss) for the nine-month period ended September 30, 2026	6(19)	-	-	-	74,865,383	-	-	-	-	74,865,383	(135,455)	74,729,928
Other comprehensive income (loss) for the nine-month period ended September 30, 2026	6(19), 6(25)	-	-	-	-	6,504,754	37,541,109	-	-	44,045,863	76	44,045,939
Total comprehensive income (loss)		-	-	-	74,865,383	6,504,754	37,541,109	-	-	118,911,246	(135,379)	118,775,867
Share-based payment transaction	4, 6(19), 6(20)	(180,624)	151,316	-	-	-	-	745,604	-	716,296	966	717,262
Embedded conversion options derived from convertible bonds	6(13)	-	2,034,860	-	-	-	-	-	-	2,034,860	-	2,034,860
Treasury stock acquired	6(19)	-	-	-	-	-	-	-	(3,095,666)	(3,095,666)	-	(3,095,666)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	5,237,763	-	259,761	-	(259,761)	-	-	5,237,763	-	5,237,763
Changes in subsidiaries’ ownership	4, 6(19)	-	41,230	-	-	-	-	-	-	41,230	(38,169)	3,061
Disposal of equity instruments investments measured at fair value through other comprehensive income	4, 6(3)	-	-	-	4,142,004	-	(4,142,004)	-	-	-	-	-
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	48,651	48,651
Others		-	6,938	-	-	-	-	-	-	6,938	-	6,938
Balance as of September 30, 2026	6(19)	$125,700,939	$22,881,707	$45,648,306	$233,797,651	$1,777,791	$45,583,081	$(1,377,041)	$(3,095,666)	$470,916,768	$(36,756)	$470,880,012

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2026	2025
Cash flows from operating activities:
Net income before tax	$81,740,885	$34,144,456
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	46,814,882	41,534,788
Amortization	2,102,362	2,094,182
Expected credit impairment gains	(45)	(2,406)
Net gain of financial assets and liabilities at fair value through profit or loss	(7,097,171)	(97,300)
Interest expense	1,056,795	1,143,521
Interest income	(1,492,727)	(1,759,113)
Dividend income	(985,565)	(1,147,066)
Share-based payment	720,324	631,223
Share of profit of associates and joint ventures	(28,101,206)	(1,488,765)
Gain on disposal of property, plant and equipment	(55,597)	(87,732)
Gain on disposal of investments accounted for under the equity method	(16,331)	(15,201)
Exchange loss (gain) on financial assets and liabilities	302,115	(1,545,920)
Gain on lease modification	(1,448)	(3)
Amortization of deferred government grants	(1,623,043)	(1,096,347)
Others	13,174	-
Income and expense adjustments	11,636,519	38,163,861
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	738,493	(39,079)
Contract assets	415,042	125,967
Accounts receivable	(10,952,313)	499,545
Other receivables	19,492	(158,161)
Inventories	(734,595)	(140,492)
Prepayments	1,373,334	147,733
Other current assets	(28,019)	21,362
Contract fulfillment costs	268,977	(449,592)
Contract liabilities	2,409,717	907,769
Accounts payable	743,741	582,281
Other payables	183,972	(3,590,913)
Other current liabilities	1,243,661	396,774
Net defined benefit liabilities	(49,529)	(407,464)
Other noncurrent liabilities-others	10,507	8,426
Cash generated from operations	89,019,884	70,212,473
Interest received	1,509,641	1,765,425
Dividend received	2,338,463	1,749,691
Interest paid	(762,768)	(806,463)
Income tax paid	(6,410,976)	(6,059,826)
Net cash provided by operating activities	85,694,244	66,861,300

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2026 and 2025
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2026	2025
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(1,031,075)	$(457,744)
Proceeds from disposal of financial assets at fair value through profit or loss	261,439	424,501
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	-	160,659
Acquisition of financial assets at fair value through other comprehensive income	-	(150,000)
Acquisition of financial assets measured at amortized cost	(30,886,050)	(10,344,888)
Proceeds from redemption of financial assets measured at amortized cost	35,401,392	5,156,289
Acquisition of investments accounted for under the equity method	(653,299)	-
Proceeds from capital reduction of investments accounted for under the equity method	374,842	574,997
Acquisition of property, plant and equipment	(32,608,565)	(32,918,719)
Proceeds from disposal of property, plant and equipment	102,134	102,492
Increase in refundable deposits	(557,958)	(217,766)
Decrease in refundable deposits	41,120	163,997
Acquisition of intangible assets	(2,128,802)	(2,321,437)
Government grants related to assets acquisition	3,981,430	3,751,732
Increase in other noncurrent assets-others	(49,346)	(19,492)
Decrease in other noncurrent assets-others	-	37
Net cash used in investing activities	(27,752,738)	(36,095,342)
Cash flows from financing activities:
Increase in short-term loans	12,516,309	17,696,086
Decrease in short-term loans	(18,155,850)	(10,189,000)
Proceeds from bonds issued	16,912,799	10,200,000
Bonds issuance costs	(6,878)	(5,480)
Redemption of bonds	(6,065,191)	-
Proceeds from long-term loans	17,391,360	21,359,200
Repayments of long-term loans	(14,699,809)	(29,777,227)
Increase in guarantee deposits	93,992	2,813
Decrease in guarantee deposits	(603,831)	(664,286)
Cash payments for the principal portion of the lease liability	(618,808)	(636,867)
Cash dividends	(32,697,420)	(35,788,012)
Treasury stock acquired	(3,095,666)	-
Change in non-controlling interests	48,651	15,061
Net cash used in financing activities	(28,980,342)	(27,787,712)
Effect of exchange rate changes on cash and cash equivalents	2,995,624	(3,761,090)
Net increase (decrease) in cash and cash equivalents	31,956,788	(782,844)
Cash and cash equivalents at beginning of period	110,660,052	105,000,226
Cash and cash equivalents at end of period	$142,616,840	$104,217,382

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2026 and 2025

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.
HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.
DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 28, 2026.

3.
NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)
The Company applied International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2026. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)
Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note A)
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21 and IAS 29)	January 1, 2027
Amendments to the Fair Value Option for Investments in Associates and Joint Ventures (Amendments to IAS 28)	January 1, 2027 (Note B)

Note A:
The FSC issued a press release on September 25, 2025, announcing for public companies to adopt IFRS 18 starting from the fiscal year 2028. In addition, entities in Taiwan with a need for early adoption may elect to early adopt IFRS 18.
Note B:
The amendments shall be applied at the same time as the entity applies IFRS 18 “Presentation and Disclosure in Financial Statements”.

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.
Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.
Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.
Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)
Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 20 “Regulatory Assets and Regulatory Liabilities”	January 1, 2029

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)
Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)
Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)
General Description of Reporting Entity

a.
Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2025.

b.
The consolidated entities are as follows:

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2026	December 31, 2025	September 30, 2025
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.11	79.12	79.28
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2026	December 31, 2025	September 30, 2025
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	95.37	92.64	92.64
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
TERA ENERGY	MU-ONE ENERGY CO., LTD.	Sales of pollution control equipment	100.00	-	-
TERA ENERGY	MU-WELL ENERGY CO., LTD.	Energy technical services	100.00	-	-
TERA ENERGY	MU-SUN ENERGY CO., LTD.	Energy technical services	100.00	-	-
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00

(4)
Other Material Accounting Policies

Apart from the accounting policies which are described below, the same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2025.

Convertible bonds

UMC evaluates the contractual terms of the convertible bonds issued to determine whether they contain both a liability component and an equity component. Before separating the equity component, UMC assesses whether the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risks of the host debt contract.

For the liability component excluding the derivatives, its fair value is determined based on the interest rate applied at that time by the market to comparable instruments without conversion rights. The liability component is subsequently measured at amortized cost using the effective interest method before the instrument is converted or redeemed. Embedded derivatives whose economic characteristics and risks are not closely related to the host debt contract and that do not qualify as an equity component shall be classified as a liability component, separated from the host contract, and subsequently measured at fair value, with changes in fair value recognized in profit or loss. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability components. Its carrying amount is not remeasured in the subsequent periods. If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9.

When the convertible bondholders exercise their conversion right before maturity, the carrying amount of the liability component is first adjusted to the amount that should be recognized at conversion and, together with the carrying amount of the equity component, serves as the basis for recognizing the issuance of ordinary shares.

In addition, the liability component of the convertible bonds is classified as a current liability if the bondholders are entitled to exercise the put option within one year. After the put option expires, the liability component of the convertible bonds shall be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

5.
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2026 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2025. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2025.

6.
CONTENTS OF SIGNIFICANT ACCOUNTS

(1)
Cash and Cash Equivalents

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Cash on hand and petty cash	$6,747	$6,655	$6,550
Checking and savings accounts	36,724,429	25,019,390	30,622,186
Time deposits	100,317,292	77,994,948	67,186,108
Repurchase agreements collateralized by government bonds and corporate notes	5,568,372	7,639,059	6,402,538
Total	$142,616,840	$110,660,052	$104,217,382

(2)
Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$15,378,376	$8,823,146	$8,889,706
Preferred stocks	4,798,481	3,861,674	3,292,740
Funds	5,428,200	4,956,553	4,844,341
Convertible bonds	306,442	438,024	587,248
Forward exchange contracts	2,377	1,859	-
Others	121,289	72,660	70,505
Total	$26,035,165	$18,153,916	$17,684,540

Current	$441,957	$568,521	$609,971
Non-current	25,593,208	17,585,395	17,074,569
Total	$26,035,165	$18,153,916	$17,684,540

(3)
Financial Assets at Fair Value through Other Comprehensive Income

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Equity instruments
Common stocks	$24,480,421	$13,571,941	$15,612,932
Preferred stocks	211,519	202,808	200,039
Total	$24,691,940	$13,774,749	$15,812,971

Current	$-	$4,630,441	$5,280,436
Non-current	24,691,940	9,144,308	10,532,535
Total	$24,691,940	$13,774,749	$15,812,971

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.
Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2026	2025
Held at end of period
Common stocks	$304,679	$654,548
Preferred stocks	-	-
Derecognized during the period
Common stocks	-	-
Preferred stocks	-	-
Total	$304,679	$654,548

	For the nine-month periods ended September 30,
	2026	2025
Held at end of period
Common stocks	$453,538	$853,924
Preferred stocks	-	-
Derecognized during the period
Common stocks	-	-
Preferred stocks	-	-
Total	$453,538	$853,924

c.
UMC issued unsecured exchangeable bonds. During the second quarter of 2026, the bondholders exchanged the bonds into NOVATEK common shares, which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds. Details of the related disposal were listed below:

	For the nine-month periods ended September 30,
	2026	2025
Fair value on the date of disposal
Common stocks	$6,018,202	$-
Preferred stocks	-	-
Total	$6,018,202	$-

	For the nine-month periods ended September 30,
	2026	2025
Cumulative gains (losses) reclassified to retained earnings due to derecognition
Common stocks	$4,142,004	$-
Preferred stocks	-	-
Total	$4,142,004	$-

d.
Fair value gain or loss presented in other comprehensive income from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2026	2025
Held at end of period
Common stocks	$1,437,768	$(1,265,113)
Preferred stocks	4,256	13,556
Derecognized during the period
Common stocks	-	-
Preferred stocks	-	-
Total	$1,442,024	$(1,251,557)

	For the nine-month periods ended September 30,
	2026	2025
Held at end of period
Common stocks	$15,084,353	$(1,380,856)
Preferred stocks	8,711	(4,841)
Derecognized during the period
Common stocks	1,842,329	-
Preferred stocks	-	-
Total	$16,935,393	$(1,385,697)

(4)
Financial Assets Measured at Amortized Cost, Current

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Time deposits with original maturities over three months	$8,518,306	$12,506,177	$8,932,294

(5)
Accounts Receivable, Net

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Accounts receivable	$41,572,446	$30,780,504	$31,650,655
Less: loss allowance	(8,414)	(8,345)	(8,100)
Net	$41,564,032	$30,772,159	$31,642,555

Aging analysis of accounts receivable:

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Neither past due	$37,731,135	$28,105,444	$29,130,437
Past due:
≤ 30 days	3,649,926	2,565,097	2,449,922
31 to 60 days	138,410	78,880	38,246
61 to 90 days	13,117	3,586	7,292
91 to 120 days	18,202	6,860	2,501
≥ 121 days	21,656	20,637	22,257
Subtotal	3,841,311	2,675,060	2,520,218
Total	$41,572,446	$30,780,504	$31,650,655

Movement of loss allowance for accounts receivable:

	For the nine-month periods ended September 30,
	2026	2025
Beginning balance	$8,345	$10,996
Net recognition (reversal) for the period	69	(2,896)
Ending balance	$8,414	$8,100

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the nine-month periods ended September 30, 2026 and 2025, the expected credit loss rates were not greater than 0.001%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)
Inventories, Net

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Raw materials	$9,098,789	$10,078,373	$9,987,157
Supplies and spare parts	7,011,773	5,996,339	5,854,886
Work in process	20,919,591	18,555,155	17,379,060
Finished goods	1,343,200	2,598,516	1,959,403
Total	$38,373,353	$37,228,383	$35,180,506

a.
For the three-month periods ended September 30, 2026 and 2025, the Company recognized NT$46,649 million and NT$39,556 million, respectively, in operating cost, of which NT$37 million and NT$488 million were related to reversal of write-down of inventories. For the nine-month periods ended September 30, 2026 and 2025, the Company recognized NT$131,898 million and NT$119,869 million, respectively, in operating cost, of which NT$361 million was related to reversal of write-down of inventories and NT$1,006 million was related to write-down of inventories.

b.
None of the aforementioned inventories were pledged.

(7)
Investments Accounted for Under the Equity Method

a.
Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2026		December 31, 2025		September 30, 2025
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$8,775,160	18.17	$3,562,947	17.99	$3,378,448	17.99
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	3,172,076	13.80	2,496,550	13.80	2,437,201	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	23,531,516	12.44	14,428,352	13.01	13,592,545	13.01
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	658,957	42.00	524,403	42.00	566,295	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	732,527	40.00	759,446	40.00	862,339	40.00
HSUN CHIEH CAPITAL CORP.	317,546	40.00	233,438	40.00	245,969	40.00
PURIUMFIL INC. (Note F)	-	-	-	-	9,144	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note G)	34,724,266	36.49	12,792,773	36.49	12,200,237	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	31,133,315	26.78	13,722,026	26.78	11,247,379	26.78
UNITED LED CORPORATION HONG KONG LIMITED	130,687	25.14	122,982	25.14	117,555	25.14
AMOESO CO., LTD.	14,279	19.61	-	-	-	-
Total	$103,190,329		$48,642,917		$44,657,112

Note A:
In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate.

Note B:
Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note C:
Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. The Company participated in the capital increase of UNIMICRON in January 2026. Please refer to Note 7 for the relevant information.

Note D:
When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E:
TRIKNIGHT executed a capital reduction and refunded NT$79 million and NT$232 million based on UMC’s stockholding percentage in March 2026 and June 2025, respectively.

Note F:
In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.

Note G:
HSUN CHIEH executed a capital reduction and refunded NT$296 million and NT$343 million based on UMC’s stockholding percentage in April 2026 and March 2025, respectively.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$35,479 million, NT$20,488 million and NT$19,408 million as of September 30, 2026, December 31, 2025 and September 30, 2025, respectively. The fair value of these investments were NT$253,244 million, NT$54,202 million and NT$41,139 million as of September 30, 2026, December 31, 2025 and September 30, 2025, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$1,644 million, NT$1,088 million, NT$25,204 million and NT$1,005 million for the three-month and nine-month periods ended September 30, 2026 and 2025, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$48 million, NT$329 million, NT$803 million and NT$(298) million for the three-month and nine-month periods ended September 30, 2026 and 2025, respectively. The balances of investments accounted for under the equity method were NT$58,988 million, NT$27,981 million and NT$27,221 million as of September 30, 2026, December 31, 2025 and September 30, 2025, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.
Financial information of associates:

When an associate in which the Company has an investment is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2026 and 2025 were NT$(2) million, NT$25 million, NT$10 million and NT$(58) million, respectively.

The associate that is significant to the Company is HSUN CHIEH INVESTMENT CO., LTD., which is accounted for using the equity method. Its principal business activity is investment holding, and its principal place of business is located in Taiwan. The summarized financial information of the investment was as follows:

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Current assets	$9,749,838	$6,418,143	$6,154,568
Non-current assets	85,714,546	28,950,967	27,493,322
Current liabilities	(279,165)	(300,791)	(203,547)
Non-current liabilities	(18,892)	(8,076)	(8,020)
Equity	$95,166,327	$35,060,243	$33,436,323
Percentage of ownership (%)	36.49%	36.49%	36.49%
Carrying amount of investment	$34,724,266	$12,792,773	$12,200,237

	For the three-month periods ended September 30,
	2026	2025
Operating revenues	$4,891,721	$2,328,205
Income from continuing operations	$1,271,691	$2,261,448
Other comprehensive income (loss)	83,082	148,213
Total comprehensive income (loss)	$1,354,773	$2,409,661

	For the nine-month periods ended September 30,
	2026	2025
Operating revenues	$72,903,493	$4,347,272
Income from continuing operations	$59,399,680	$2,361,665
Other comprehensive income (loss)	1,740,406	73,720
Total comprehensive income (loss)	$61,140,086	$2,435,385

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended September 30,
	2026	2025
Income from continuing operations	$1,216,086	$425,254
Other comprehensive income (loss)	585,014	1,971,621
Total comprehensive income (loss)	$1,801,100	$2,396,875

	For the nine-month periods ended September 30,
	2026	2025
Income from continuing operations	$6,427,466	$627,041
Other comprehensive income (loss)	21,001,053	829,962
Total comprehensive income (loss)	$27,428,519	$1,457,003

c.
Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
HSUN CHIEH	441,371	441,371	441,371
SIS	266,580	266,580	266,580
YANN YUAN	196,563	192,963	192,963
UNIMICRON	19	27	47
Total	904,533	900,941	900,961

(8)
Property, Plant and Equipment

a.
For the nine-month period ended September 30, 2026

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2026	$1,385,971	$67,407,336	$1,179,267,510	$81,156	$10,952,535	$68,090	$26,966,564	$1,286,129,162
Additions	-	4,508	-	-	-	-	21,806,713	21,811,221
Disposals	-	(37,586)	(2,003,840)	(1,099)	(51,233)	-	(5,353)	(2,099,111)
Transfers and reclassifications	-	687,330	31,087,823	4,371	225,996	-	(29,015,562)	2,989,958
Exchange effect	6,338	940,158	11,077,268	935	75,635	802	368,644	12,469,780
As of September 30, 2026	$1,392,309	$69,001,746	$1,219,428,761	$85,363	$11,202,933	$68,892	$20,121,006	$1,321,301,010

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2026	$-	$27,811,816	$980,328,057	$64,895	$8,164,849	$67,136	$-	$1,016,436,753
Depreciation	-	1,836,523	43,816,880	3,753	566,662	829	-	46,224,647
Disposals	-	(37,107)	(1,983,466)	(1,099)	(26,527)	-	-	(2,048,199)
Transfers and reclassifications	-	-	499	-	(1,112)	-	-	(613)
Exchange effect	-	271,669	8,839,596	807	63,725	793	-	9,176,590
As of September 30, 2026	$-	$29,882,901	$1,031,001,566	$68,356	$8,767,597	$68,758	$-	$1,069,789,178
Net carrying amount:
As of September 30, 2026	$1,392,309	$39,118,845	$188,427,195	$17,007	$2,435,336	$134	$20,121,006	$251,511,832

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2026	$532,934	$2,473,046	$6,345	$1,435,789	$4,448,114
Disposals	-	(14,241)	-	(1,476)	(15,717)
Transfers and reclassifications	-	-	-	32,064	32,064
Exchange effect	967	10,130	-	11,131	22,228
As of September 30, 2026	$533,901	$2,468,935	$6,345	$1,477,508	$4,486,689

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2026	$-	$1,379,648	$6,345	$1,359,234	$2,745,227
Depreciation	-	30,006	-	17,450	47,456
Disposals	-	(11,216)	-	(1,476)	(12,692)
Transfers and reclassifications	-	-	-	613	613
Exchange effect	-	4,671	-	10,478	15,149
As of September 30, 2026	$-	$1,403,109	$6,345	$1,386,299	$2,795,753
Net carrying amount:
As of September 30, 2026	$533,901	$1,065,826	$-	$91,209	$1,690,936

b.
For the nine-month period ended September 30, 2025

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796
Additions	-	26,708	-	-	-	-	31,099,421	31,126,129
Disposals	-	(15,629)	(2,862,503)	(360)	(6,759)	-	-	(2,885,251)
Transfers and reclassifications	-	2,887,729	52,136,849	2,354	1,229,032	2,163	(50,861,410)	5,396,717
Exchange effect	(10,828)	(2,503,784)	(20,907,434)	(1,661)	(64,731)	(3,567)	(2,677,719)	(26,169,724)
As of September 30, 2025	$1,399,968	$65,983,036	$1,154,913,639	$78,353	$10,690,774	$67,003	$22,327,894	$1,255,460,667

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$-	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$-	$970,648,374
Depreciation	-	1,683,756	38,835,793	3,030	440,317	1,560	-	40,964,456
Disposals	-	(15,629)	(2,856,293)	(360)	(6,759)	-	-	(2,879,041)
Exchange effect	-	(357,768)	(16,465,435)	(1,203)	(48,250)	(3,492)	-	(16,876,148)
As of September 30, 2025	$-	$26,985,359	$956,823,856	$63,200	$7,919,694	$65,532	$-	$991,857,641
Net carrying amount:
As of September 30, 2025	$1,399,968	$38,997,677	$198,089,783	$15,153	$2,771,080	$1,471	$22,327,894	$263,603,026

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542
Disposals	-	(1,250)	-	(512)	(1,762)
Transfers and reclassifications	-	19,858	-	4,691	24,549
Exchange effect	(1,652)	(21,382)	-	(11,458)	(34,492)
As of September 30, 2025	$535,069	$2,458,238	$6,345	$1,402,185	$4,401,837

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$-	$1,347,206	$6,345	$1,345,376	$2,698,927
Depreciation	-	29,462	-	11,032	40,494
Disposals	-	(476)	-	(512)	(988)
Exchange effect	-	(13,381)	-	(11,104)	(24,485)
As of September 30, 2025	$-	$1,362,811	$6,345	$1,344,792	$2,713,948
Net carrying amount:
As of September 30, 2025	$535,069	$1,095,427	$-	$57,393	$1,687,889

c.
Details of interest expense capitalized were as follows:

	For the nine-month periods ended September 30,
	2026	2025
Interest expense capitalized	$-	$6,777
Interest rates applied	-	1.64% - 1.81%

d.
Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)
Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.
The Company as a lessee

(a)
Right-of-use Assets

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Land (including land use right)	$5,567,915	$5,416,282	$5,367,527
Buildings	185,611	73,432	122,194
Machinery and equipment	1,849,222	1,952,668	1,975,073
Transportation equipment	13,072	13,918	8,066
Other equipment	17,769	19,734	20,668
Net	$7,633,589	$7,476,034	$7,493,528

	For the three-month periods ended September 30,
	2026	2025
Depreciation
Land (including land use right)	$103,158	$92,942
Buildings	15,702	19,527
Machinery and equipment	64,330	58,140
Transportation equipment	2,160	2,656
Other equipment	1,112	977
Total	$186,462	$174,242

	For the nine-month periods ended September 30,
	2026	2025
Depreciation
Land (including land use right)	$294,282	$281,024
Buildings	49,050	59,956
Machinery and equipment	190,070	178,520
Transportation equipment	6,115	7,613
Other equipment	3,262	2,725
Total	$542,779	$529,838

i.
For the nine-month periods ended September 30, 2026 and 2025, the Company’s addition to right-of-use assets amounted to NT$508 million and NT$334 million, respectively.

ii.
Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)
Lease Liabilities

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Current	$683,713	$624,825	$644,247
Non-current	5,445,647	5,376,021	5,449,340
Total	$6,129,360	$6,000,846	$6,093,587

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.
The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)
Intangible Assets

For the nine-month period ended September 30, 2026

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2026	$34,577	$5,631,275	$1,845,480	$3,324,623	$10,835,955
Additions	-	1,424,190	113,262	398,233	1,935,685
Write-off	-	(1,242,468)	(162,050)	(314,020)	(1,718,538)
Exchange effect	-	10,683	597,217	1,838	609,738
As of September 30, 2026	$34,577	$5,823,680	$2,393,909	$3,410,674	$11,662,840

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2026	$7,398	$2,717,650	$1,185,778	$2,182,253	$6,093,079
Amortization	-	1,313,565	163,045	545,466	2,022,076
Write-off	-	(1,242,468)	(162,050)	(314,020)	(1,718,538)
Exchange effect	-	12,054	560,977	1,654	574,685
As of September 30, 2026	$7,398	$2,800,801	$1,747,750	$2,415,353	$6,971,302
Net carrying amount:
As of September 30, 2026	$27,179	$3,022,879	$646,159	$995,321	$4,691,538

For the nine-month period ended September 30, 2025

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262
Additions	-	1,874,265	7,769	551,892	2,433,926
Write-off	-	(1,543,809)	-	(422,902)	(1,966,711)
Exchange effect	-	(58,290)	(482,681)	(2,376)	(543,347)
As of September 30, 2025	$15,012	$5,748,665	$1,567,567	$3,077,886	$10,409,130

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Amortization	-	1,281,288	186,484	566,905	2,034,677
Write-off	-	(1,543,809)	-	(422,902)	(1,966,711)
Exchange effect	-	(25,426)	(417,904)	(2,725)	(446,055)
As of September 30, 2025	$7,398	$2,943,168	$931,377	$2,070,915	$5,952,858
Net carrying amount:
As of September 30, 2025	$7,614	$2,805,497	$636,190	$1,006,971	$4,456,272

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended September 30,
	2026	2025
Operating costs	$286,174	$320,411
Operating expenses	$365,565	$346,999

	For the nine-month periods ended September 30,
	2026	2025
Operating costs	$873,237	$930,889
Operating expenses	$1,148,839	$1,103,788

(11)
Short-Term Loans

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Unsecured bank loans	$2,768,928	$8,408,772	$16,060,185

As of
	September 30, 2026	December 31, 2025	September 30, 2025
Interest rates applied	1.89% - 3.22%	1.78% - 4.75%	1.78% - 4.96%

(12)
Financial Liabilities at Fair Value through Profit or Loss

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Embedded derivatives in exchangeable bonds	$-	$54,651	$312,462
Embedded derivatives in convertible bonds	45,600	-	-
Forward exchange contracts	78	2,512	2,081
Total	$45,678	$57,163	$314,543

Current	$78	$57,163	$314,543
Non-current	45,600	-	-
Total	$45,678	$57,163	$314,543

(13)
Bonds Payable

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Unsecured domestic bonds payable	$39,100,000	$44,600,000	$34,800,000
Unsecured convertible bonds payable	16,000,000	-	-
Unsecured exchangeable bonds payable	-	5,757,373	5,757,373
Less: Discounts on bonds payable	(1,539,022)	(129,068)	(169,407)
Total	53,560,978	50,228,305	40,387,966
Less: Current or exchangeable portion due within one year	(4,999,734)	(16,157,161)	(11,109,608)
Net	$48,561,244	$34,071,144	$29,278,358

a.
UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest was paid annually and the principal was fully repaid in April 2026.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs seven years after the issuance date.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs ten years after the issuance date.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year (Green bond)	In late June 2025	NT$2,000 million	1.94%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Five-year	In late June 2025	NT$3,200 million	1.99%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.
Three-year	In late August 2025	NT$5,000 million	1.80%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Three-year	In late October 2025	NT$5,000 million	1.70%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Three-year	In early December 2025	NT$2,300 million	1.55%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs three years after the issuance date.
Five-year	In early December 2025	NT$2,500 million	1.60%	Interest will be paid annually and the principal will be repayable upon maturity, which occurs five years after the issuance date.

b.
On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.
Issue Amount: USD 400 million

ii.
Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.
Redemption:
(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.
(ii)
UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)
In the event of any change in R.O.C. taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)
All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)
In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)
Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.
Terms of Exchange:
(i)
Underlying Securities: Common Shares of NOVATEK
(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

v.
Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)
UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)
The bondholders shall have exercised the exchange right before maturity, or
(iii)
The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

During the second quarter of 2026, the bondholders exercised their exchange rights to exchange the exchangeable bonds with an aggregate principal amount of USD 192 million for 11 million common shares of NOVATEK at an exchange price of NT$479.8 per common share. UMC derecognized the related derivative financial liabilities accordingly.

As of July 7, 2026, December 31, 2025 and September 30, 2025, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million as of each date, with derecognition of the related derivative financial liabilities.

On July 7, 2026, UMC has redeemed the bonds at 96.92% of the principal amount. The principal amount of redemption amounted to USD 21 million.

c.
On August 7, 2026, UMC issued Taipei Exchange-listed first domestic unsecured zero coupon convertible bonds. The equity component of the conversion option was separated from the liability component in accordance with IAS 32 “Financial Instruments: Presentation” and accounted for as “additional paid-in capital-share options”. The call option and put option embedded in the convertible bonds (together referred to as Option) was separated from the host bond in accordance with IFRS 9 and accounted for as “financial liabilities at fair value through profit or loss, non-current”. The effective interest rate of the host bond was 2.06%. The terms and conditions of the bonds are as follows:

i.
Issue Amount: NT$12,000 million

ii.
Period: August 7, 2026 - August 7, 2031 (Maturity date)

iii.
Redemption:
(i)
From three months after the issuance date to 40 days before the maturity date, if the closing price of the common shares of UMC exceeds the then-current conversion price by at least 30% for 30 consecutive business days, UMC may, within the following 30 business days, redeem the outstanding bonds in cash at par. Upon exercising its redemption right, UMC shall redeem the outstanding bonds in cash at the principal amount within 10 business days after the bond redemption reference date.
(ii)
From three months after the issuance date to 40 days before the maturity date, if the outstanding principal amount of the bonds is less than 10% of the original aggregate principal amount, UMC may redeem the outstanding bonds in cash at par.
(iii)
If UMC exercises its redemption right, the last day on which bondholders may request conversion shall be the second business day after the termination of trading of the convertible bonds on the Taipei Exchange.
(iv)
On the date falling three years after the issuance date, bondholders may require UMC to redeem their bonds in cash at par.

iv.
Terms of Conversion:
(i)
Underlying Securities: Common Shares of UMC
(ii)
Conversion Period: From November 8, 2026 through August 7, 2031, bondholders may request conversion of the bonds into the common shares of UMC at any time, except during any period in which share transfer is suspended pursuant to the terms of the bonds or applicable laws and regulations.
(iii)
Conversion Price and Adjustment: The initial conversion price at issuance was NT$146.00 per share. Upon the occurrence of certain events set out in the terms of the bonds, the conversion price will be adjusted in accordance with the formula set forth therein.

v.
Redemption on the Maturity Date:

Under the terms of the bonds, except for bonds converted into the common shares of UMC, put back by bondholders, redeemed early by UMC, or repurchased and cancelled by UMC through securities firms, UMC shall repay the outstanding principal amount of the bonds in cash in a single payment within 10 business days after maturity.

vi.
Any bonds repurchased (including bonds repurchased through securities firms), redeemed, or converted will be cancelled and will not be resold or reissued. The conversion rights attached to the bonds will also be extinguished.

d.
On September 3, 2026, UMC issued Taipei Exchange-listed second domestic unsecured zero coupon convertible bonds. The equity component of the conversion option was separated from the liability component in accordance with IAS 32 “Financial Instruments: Presentation” and accounted for as “additional paid-in capital-share options”. The call option and put option embedded in the convertible bonds (together referred to as Option) was separated from the host bond in accordance with IFRS 9 and accounted for as “financial liabilities at fair value through profit or loss, non-current”. The effective interest rate of the host bond was 2.08%. The terms and conditions of the bonds are as follows:

i.
Issue Amount: NT$4,000 million

ii.
Period: September 3, 2026 - September 3, 2031 (Maturity date)

iii.
Redemption:
(i)
From three months after the issuance date to 40 days before the maturity date, if the closing price of the common shares of UMC exceeds the then-current conversion price by at least 30% for 30 consecutive business days, UMC may, within the following 30 business days, redeem the outstanding bonds in cash at par. Upon exercising its redemption right, UMC shall redeem the outstanding bonds in cash at the principal amount within 10 business days after the bond redemption reference date.
(ii)
From three months after the issuance date to 40 days before the maturity date, if the outstanding principal amount of the bonds is less than 10% of the original aggregate principal amount, UMC may redeem the outstanding bonds in cash at par.
(iii)
If UMC exercises its redemption right, the last day on which bondholders may request conversion shall be the second business day after the termination of trading of the convertible bonds on the Taipei Exchange.
(iv)
On the date falling three years after the issuance date, bondholders may require UMC to redeem their bonds in cash at par.

iv.
Terms of Conversion:
(i)
Underlying Securities: Common Shares of UMC
(ii)
Conversion Period: From December 4, 2026 through September 3, 2031, bondholders may request conversion of the bonds into the common shares of UMC at any time, except during any period in which share transfer is suspended pursuant to the terms of the bonds or applicable laws and regulations.
(iii)
Conversion Price and Adjustment: The initial conversion price at issuance was NT$130.70 per share. Upon the occurrence of certain events set out in the terms of the bonds, the conversion price will be adjusted in accordance with the formula set forth therein.

v.
Redemption on the Maturity Date:

Under the terms of the bonds, except for bonds converted into the common shares of UMC, put back by bondholders, redeemed early by UMC, or repurchased and cancelled by UMC through securities firms, UMC shall repay the outstanding principal amount of the bonds in cash in a single payment within 10 business days after maturity.

vi.
Any bonds repurchased by UMC (including repurchased through securities firms), redeemed, or converted will be cancelled and will not be resold or reissued. The conversion rights attached to the bonds will also be extinguished.

(14)
Long-Term Loans

a.
Details of long-term loans as of September 30, 2026, December 31, 2025 and September 30, 2025 were as follows:

	As of
Lenders	September 30, 2026	December 31, 2025	September 30, 2025	Redemption
NTD secured bank loans	$691,178	$382,290	$411,583	Repayable from October 19, 2016 to October 15, 2031.
RMB secured bank loans	-	-	4,185,488	Repayable from March 19, 2021 to March 18, 2031.
NTD unsecured bank loans	7,878,948	8,291,500	8,458,167	Repayable from March 24, 2023 to March 15, 2031.
RMB unsecured bank loans	1,765,270	2,258,000	-	Repayable from May 20, 2026 to May 20, 2027.
NTD unsecured revolving bank loans	6,800,000	3,400,000	14,400,000	Repayable from March 2, 2023 to March 25, 2031.
Subtotal	17,135,396	14,331,790	27,455,238
Less: Current portion	(4,205,125)	(3,030,880)	(2,975,986)
Total	$12,930,271	$11,300,910	$24,479,252

As of
	September 30, 2026	December 31, 2025	September 30, 2025
Interest rates applied	1.53% - 2.98%	1.53% - 2.98%	1.53% - 2.98%

b.
Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)
Post-Employment Benefits

a.
Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$536 million, NT$528 million, NT$1,674 million and NT$1,534 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2026 and 2025, respectively.

b.
Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and nine-month periods ended September 30, 2026 and 2025, total pension expenses of NT$4 million, NT$7 million, NT$13 million and NT$21 million, respectively, were recognized by the Company.

(16)
Deferred Government Grants

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Beginning balance	$7,266,505	$3,961,028	$3,961,028
Arising during the period	3,981,430	5,097,841	3,751,732
Recorded in profit or loss:
Other operating income	(1,623,043)	(1,520,370)	(1,096,347)
Exchange effect	142,368	(271,994)	(442,308)
Ending balance	$9,767,260	$7,266,505	$6,174,105

Current (classified under other current liabilities)	$2,307,623	$1,781,746	$1,492,066
Non-current (classified under other noncurrent liabilities-others)	7,459,637	5,484,759	4,682,039
Total	$9,767,260	$7,266,505	$6,174,105

The significant government grants related to buildings and equipment acquisitions received by the Company are amortized as income over the useful lives of related buildings and equipment and recorded in the net other operating income and expenses.

(17)
Refund Liabilities (classified under other current liabilities)

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Refund liabilities	$5,719,551	$4,309,253	$4,241,533

(18)
Provisions

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	$930,829	$898,273	$686,871
Onerous Contracts (classified under other current liabilities)	118,724	160,114	192,097
Carbon fees (classified under other current liabilities)	54,531	69,202	50,973
Total	$1,104,084	$1,127,589	$929,941

	Decommissioning Liabilities	Onerous Contracts	Carbon fees
Balance as of January 1, 2026	$898,273	$160,114	$69,202
Arising during the period	4,508	56,217	55,434
Used during the period	-	-	(54,243)
Unused provision reversed	-	(98,967)	(15,966)
Discount rate adjustment and unwinding of discount from the passage of time	15,980	-	-
Exchange effect	12,068	1,360	104
Balance as of September 30, 2026	$930,829	$118,724	$54,531

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

The Company recognized provisions for carbon fees in accordance with the applicable carbon fee regulations.

(19)
Equity

a.
Capital stock:

i.
UMC had 26,000 million common shares authorized to be issued as of September 30, 2026, December 31, 2025 and September 30, 2025, of which 12,570 million shares, 12,588 million shares and 12,556 million shares were issued as of September 30, 2026, December 31, 2025 and September 30, 2025, respectively, each at a par value of NT$10.

ii.
UMC had 152 million, 117 million and 95 million ADSs, which were traded on the NYSE as of September 30, 2026, December 31, 2025 and September 30, 2025, respectively. The total number of common shares of UMC represented by all issued ADSs were 759 million shares, 586 million shares and 475 million shares as of September 30, 2026, December 31, 2025 and September 30, 2025, respectively. One ADS represents five common shares.

iii.
On December 5, 2025, UMC issued restricted stocks for its employees in a total of 33 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.
In July 2026, April 2026, February 2026, October 2025, July 2025, April 2025 and February 2025, UMC has recalled and cancelled 7 million shares, 2 million shares, 10 million shares, 1 million shares, 0.18 million shares, 2 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.
Treasury stock:

i.
UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for repurchase and changes in treasury stock during the nine-month period ended September 30, 2026 is as follows:

For the Nine-month period ended September 30, 2026

(In thousands of shares)

Purpose	As of January 1, 2026	Increase	Decrease	As of September 30, 2026
For transfer to employees	-	30,551	-	30,551

ii.
According to the Securities and Exchange Act of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the number of shares of treasury stock that UMC held as of September 30, 2026 did not exceed the limit.

iii.
In compliance with Securities and Exchange Act of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.

iv.
Pursuant to the Securities and Exchange Act of the R.O.C., shares of treasury stock repurchased for transfer to employees shall be transferred within five years from the date of repurchase. Any shares not transferred within the prescribed period shall be deemed unissued, and amendment registration for cancellation of such shares shall be carried out.

c.
Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.
Payment of taxes.
ii.
Making up loss for preceding years.
iii.
Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.
Appropriating or reversing special reserve by government officials or other regulations.
v.
The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for offsetting accumulated deficits or earnings distribution.

The appropriation of earnings for 2025 and 2024 were approved by the shareholders’ meeting held on May 27, 2026 and May 28, 2025, respectively. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2025	2024	2025	2024
Legal reserve	$4,182,207	$4,738,237
Cash dividends	32,704,164	35,787,598	$2.60	$2.85

The aforementioned 2025 and 2024 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 25, 2026 and February 26, 2025, respectively.

The cash dividend per share for 2025 and 2024 were adjusted to NT$2.60808262 and NT$2.85016443 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2026 and April 2025, respectively.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

d.
Non-controlling interests:

	For the nine-month periods ended September 30,
	2026	2025
Balance as of January 1	$87,175	$256,613
Attributable to non-controlling interests:
Net income (loss)	(135,455)	(125,893)
Other comprehensive income (loss)	76	(119)
Share-based payment transactions	966	1,465
Changes in subsidiaries’ ownership	(38,169)	(7,152)
Others	48,651	15,061
Ending balance	$(36,756)	$139,975

(20)
Share-Based Payment

a.
Restricted stock plan for employees

The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan		2022 Plan		2020 Plan
	1st tranche	2nd tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting		May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000		50,000		233,200
Eligible employees	Qualified employees of the Company		Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	32,878	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2025	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$41.70	$44.40	$48.90	$21.80	$53.00

The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
	1st tranche	2nd tranche
Share price of measurement date (NT$/ per share)	$44.60	$47.20
Expected volatility	23.76% - 34.32%	25.11% - 28.65%
Expected life	2 - 4 years	2 - 4 years
Risk-free interest rate	1.40% - 1.46%	1.14% - 1.23%

For the aforementioned plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The restricted stock plan, which was implemented in 2020, expired in June 2025. For the three-month and nine-month periods ended September 30, 2026 and 2025, the compensation costs of NT$245 million, NT$202 million, NT$717 million and NT$624 million, respectively, were recognized in expenses by the Company.

b.
Stock appreciation right plan for employees

In June 2021, the Company’s subsidiaries executed a compensation plan to grant 1 million units of cash-settled stock appreciation right to qualified employees of the Company’s subsidiaries without consideration. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company’s subsidiaries are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company’s subsidiaries will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plan, which was implemented in June 2021, expired in June 2025.

For the three-month and nine-month periods ended September 30, 2025, the compensation costs of nil and NT$1 million, respectively, were recognized in expenses by the Company’s subsidiaries.

(21)
Operating Revenues

a.
Disaggregation of revenue

i.
By product

	For the three-month periods ended September 30,
	2026	2025
Wafer	$71,630,149	$56,955,803
Others	2,608,968	2,171,237
Total	$74,239,117	$59,127,040

	For the nine-month periods ended September 30,
	2026	2025
Wafer	$196,287,827	$169,044,223
Others	7,721,854	6,699,431
Total	$204,009,681	$175,743,654

ii.
By geography

	For the three-month periods ended September 30,
	2026	2025
Taiwan	$27,891,384	$21,501,788
China (includes Hong Kong)	14,198,740	10,110,656
Korea	7,078,837	5,654,209
Japan	2,454,065	2,476,726
USA	16,457,738	14,661,299
Europe	5,673,833	4,721,616
Others	484,520	746
Total	$74,239,117	$59,127,040

	For the nine-month periods ended September 30,
	2026	2025
Taiwan	$77,469,182	$70,177,197
China (includes Hong Kong)	37,377,623	27,385,145
Korea	19,363,177	17,566,066
Japan	7,797,034	7,994,585
USA	44,709,650	39,255,629
Europe	16,735,363	13,359,945
Others	557,652	5,087
Total	$204,009,681	$175,743,654

The geographic breakdown of the Company’s operating revenues is based on the location where the Company's customers are headquartered.

iii.
By the timing of revenue recognition

	For the three-month periods ended September 30,
	2026	2025
At a point in time	$73,458,827	$58,293,542
Over time	780,290	833,498
Total	$74,239,117	$59,127,040

	For the nine-month periods ended September 30,
	2026	2025
At a point in time	$201,172,031	$173,838,261
Over time	2,837,650	1,905,393
Total	$204,009,681	$175,743,654

b.
Contract balances

i.
Contract assets, current

	As of
	September 30, 2026	December 31, 2025	September 30, 2025	December 31, 2024
Sales of goods and services	$701,307	$1,107,419	$884,893	$1,043,680
Less: Loss allowance	(409,096)	(402,021)	(389,354)	(417,967)
Net	$292,211	$705,398	$495,539	$625,713

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement due to litigation.

ii.
Contract liabilities

	As of
	September 30, 2026	December 31, 2025	September 30, 2025	December 31, 2024
Sales of goods and services	$6,887,137	$4,368,164	$3,444,406	$2,660,181

Current	$5,077,858	$2,580,789	$2,969,526	$2,200,561
Non-current	1,809,279	1,787,375	474,880	459,620
Total	$6,887,137	$4,368,164	$3,444,406	$2,660,181

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,980 million and NT$1,782 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the nine-month periods ended September 30, 2026 and 2025.

c.
The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$480 million and NT$337 million as of September 30, 2026 and 2025, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.
Asset recognized from costs to fulfill a contract with customer

As of September 30, 2026, December 31, 2025 and September 30, 2025, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets and other noncurrent assets-others which amounted to NT$941 million, NT$1,186 million and NT$1,011 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)
Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2026			2025
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$7,130,737	$3,130,607	$10,261,344	$6,367,098	$2,800,939	$9,168,037
Labor and health insurance	343,414	140,880	484,294	324,376	128,435	452,811
Pension	407,764	132,803	540,567	403,207	131,684	534,891
Other employee benefit expenses	102,664	41,516	144,180	79,355	32,355	111,710
Depreciation	15,250,630	718,024	15,968,654	13,495,707	780,259	14,275,966
Amortization	303,166	387,711	690,877	336,317	351,197	687,514

	For the nine-month periods ended September 30,
	2026			2025
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$20,685,178	$9,773,697	$30,458,875	$18,292,451	$7,832,627	$26,125,078
Labor and health insurance	998,651	416,508	1,415,159	968,055	371,691	1,339,746
Pension	1,274,761	412,248	1,687,009	1,171,882	383,341	1,555,223
Other employee benefit expenses	286,418	149,050	435,468	244,725	103,119	347,844
Depreciation	44,270,442	2,449,041	46,719,483	39,303,421	2,135,746	41,439,167
Amortization	923,732	1,178,630	2,102,362	977,786	1,116,396	2,094,182

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses; no less than 30% of the aforementioned profit as employees’ compensation should be allocated to entry-level employees. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the nine-month periods ended September 30, 2026 and 2025. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2025 and 2024 were reported to the shareholders’ meeting on May 27, 2026 and May 28, 2025, respectively. The details of distribution were as follows:

	2025	2024
Employees’ compensation – Cash	$3,438,287	$4,509,603
Directors’ compensation	45,000	45,000

The aforementioned 2025 and 2024 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 25, 2026 and February 26, 2025.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23)
Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2026	2025
Government grants	$725,681	$415,712
Rental income from property, plant and equipment	46,565	47,027
Gain on disposal of property, plant and equipment	18,889	63,401
Others	(81,557)	(58,647)
Total	$709,578	$467,493

	For the nine-month periods ended September 30,
	2026	2025
Government grants	$1,770,129	$1,276,448
Rental income from property, plant and equipment	138,377	141,638
Gain on disposal of property, plant and equipment	55,597	87,732
Others	(165,250)	(167,222)
Total	$1,798,853	$1,338,596

(24)
Non-Operating Income and Expenses

a.
Other gains and losses

	For the three-month periods ended September 30,
	2026	2025
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(1,095,902)	$1,181,767
Others	(26,092)	17,195
Total	$(1,121,994)	$1,198,962

	For the nine-month periods ended September 30,
	2026	2025
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$7,097,171	$97,300
Others	(50,544)	15,195
Total	$7,046,627	$112,495

b.
Finance costs

	For the three-month periods ended September 30,
	2026	2025
Interest expenses
Bonds payable	$189,217	$148,778
Bank loans	132,480	232,591
Lease liabilities	49,071	47,278
Others	5,466	4,546
Financial expenses	40,070	20,935
Total	$416,304	$454,128

	For the nine-month periods ended September 30,
	2026	2025
Interest expenses
Bonds payable	$575,014	$370,814
Bank loans	323,451	612,243
Lease liabilities	142,136	146,397
Others	16,194	14,067
Financial expenses	86,031	69,935
Total	$1,142,826	$1,213,456

(25)
Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2026
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,442,024	$-	$1,442,024	$(265,539)	$1,176,485
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	574,909	-	574,909	-	574,909
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,900,327	-	1,900,327	(303,993)	1,596,334
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	38,718	(12,835)	25,883	340	26,223
Total other comprehensive income (loss)	$3,955,978	$(12,835)	$3,943,143	$(569,192)	$3,373,951

	For the three-month period ended September 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(1,251,557)	$-	$(1,251,557)	$(112,489)	$(1,364,046)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,757,268	-	1,757,268	-	1,757,268
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	8,414,143	-	8,414,143	(90,202)	8,323,941
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	293,027	(1)	293,026	(4,919)	288,107
Total other comprehensive income (loss)	$9,212,881	$(1)	$9,212,880	$(207,610)	$9,005,270

	For the nine-month period ended September 30, 2026
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$16,935,393	$-	$16,935,393	$(862,560)	$16,072,833
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	21,468,276	-	21,468,276	-	21,468,276
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	6,971,723	-	6,971,723	(626,055)	6,345,668
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	177,413	(16,331)	161,082	(1,920)	159,162
Total other comprehensive income (loss)	$45,552,805	$(16,331)	$45,536,474	$(1,490,535)	$44,045,939

	For the nine-month period ended September 30, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(1,385,697)	$-	$(1,385,697)	$(56,208)	$(1,441,905)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,179,449	-	1,179,449	-	1,179,449
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(13,125,780)	-	(13,125,780)	176,384	(12,949,396)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(380,219)	7	(380,212)	11,526	(368,686)
Total other comprehensive income (loss)	$(13,712,247)	$7	$(13,712,240)	$131,702	$(13,580,538)

(26)
Income Tax

a.
The major components of income tax for the three-month and nine-month periods ended September 30, 2026 and 2025 were as follows:

i.
Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2026	2025
Current income tax expense (benefit):
Current income tax charge	$3,859,904	$1,364,449
Adjustments in respect of current income tax of prior periods	3,276	(85)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(817,128)	(1,640,232)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	475,792	(24,933)
Deferred income tax related to changes in tax rates	-	220
Adjustment of prior year’s deferred income tax	(11)	14
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(28)	257
Income tax expense (benefit) recorded in profit or loss	$3,521,805	$(300,310)

	For the nine-month periods ended September 30,
	2026	2025
Current income tax expense (benefit):
Current income tax charge	$8,186,650	$3,961,779
Adjustments in respect of current income tax of prior periods	(158,452)	58,639
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(237,028)	(1,388,137)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,184,544	28,656
Deferred income tax related to changes in tax rates	(1,946,754)	(15,612)
Adjustment of prior year’s deferred income tax	(4,084)	(22,066)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(13,919)	(14,241)
Income tax expense recorded in profit or loss	$7,010,957	$2,609,018

ii.
Deferred income tax related to components of other comprehensive income (loss)

(i)
Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2026	2025
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(265,539)	$(112,489)

	For the nine-month periods ended September 30,
	2026	2025
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(862,560)	$(56,208)

(ii)
Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2026	2025
Exchange differences on translation of foreign operations	$(303,993)	$(90,202)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	340	(4,919)
Income tax related to items that may be reclassified subsequently to profit or loss	$(303,653)	$(95,121)

	For the nine-month periods ended September 30,
	2026	2025
Exchange differences on translation of foreign operations	$(626,055)	$176,384
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(1,920)	11,526
Income tax related to items that may be reclassified subsequently to profit or loss	$(627,975)	$187,910

iii.
Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2026	2025
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$(310,615)	$-

	For the nine-month periods ended September 30,
	2026	2025
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$(310,615)	$-

b.
The Company is subject to taxation in R.O.C. and other foreign jurisdictions. As of September 30, 2026, income tax returns of UMC and its subsidiaries in R.O.C. have been examined by the tax authorities through 2023, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2015.

c.
UMC’s branch in Singapore obtained tax incentives granted by the Singapore government in 2025. The incentive period will end in July 2035.

d.
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions and was gradually coming into effect or implemented. There was no material impact on current income tax expense of the Company for the nine-month periods ended September 30, 2026 and 2025.

e.
The Ministry of Finance of R.O.C. announced that the renewed “Agreement between the Taipei Representative Office in Singapore and the Singapore Trade Office in Taipei for the Elimination of Double Taxation with Respect to Taxes on Income and the Prevention of Tax Evasion and Avoidance” (the “Renewed Agreement”) entered into force on February 13, 2026 and will become effective on January 1, 2027. Pursuant to the transitional provisions of the Renewed Agreement, the tax-sparing clause provided as a preferential mechanism under the original agreement will cease to apply after three taxable years from the effective date of the Renewed Agreement. Consequently, the phase-out of such preferential tax treatments is expected to increase the Company’s effective income tax rate in future periods. Upon the substantive enactment of the Renewed Agreement in the current period, the Company recognized an increase in deferred tax assets of NT$1,947 million, reflecting higher tax credits expected to be available in future periods as compared to those prior to the enactment of the Renewed Agreement.

(27)
Earnings Per Share

a.
Earnings per share-basic

	For the three-month periods ended September 30,
	2026	2025
Net income attributable to the parent company	$16,433,947	$14,982,060
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,460,655	12,485,163
Earnings per share-basic (NTD)	$1.32	$1.20

	For the nine-month periods ended September 30,
	2026	2025
Net income attributable to the parent company	$74,865,383	$31,661,331
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,475,535	12,484,942
Earnings per share-basic (NTD)	$6.00	$2.54

b.
Earnings per share-diluted

	For the three-month periods ended September 30,
	2026	2025
Net income attributable to the parent company	$16,433,947	$14,982,060
Effect of dilution
Unsecured convertible bonds	34,590	-
Net income attributable to stockholders of the parent company after dilution	$16,468,537	$14,982,060
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,460,655	12,485,163
Effect of dilution
Restricted stocks for employees	59,343	29,068
Employees’ compensation	22,551	42,115
Unsecured convertible bonds	58,383	-
Weighted-average number of ordinary shares after dilution (thousand shares)	12,600,932	12,556,346
Earnings per share-diluted (NTD)	$1.31	$1.19

	For the nine-month periods ended September 30,
	2026	2025
Net income attributable to the parent company	$74,865,383	$31,661,331
Effect of dilution
Unsecured convertible bonds	34,590	-
Net income attributable to stockholders of the parent company after dilution	$74,899,973	$31,661,331
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,475,535	12,484,942
Effect of dilution
Restricted stocks for employees	56,384	31,798
Employees’ compensation	32,813	63,478
Unsecured convertible bonds	19,675	-
Weighted-average number of ordinary shares after dilution (thousand shares)	12,584,407	12,580,218
Earnings per share-diluted (NTD)	$5.95	$2.52

(28)
Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2026:

			Non-cash changes
Items	As of January 1, 2026	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2026
Short-term loans	$8,408,772	$(5,639,541)	$(303)	$-	$2,768,928
Bonds payable (current portion included)	50,228,305	10,840,730	-	(7,508,057) (Note B)	53,560,978
Long-term loans (current portion included)	14,331,790	2,691,551	112,055	-	17,135,396
Lease liabilities	6,000,846	(618,808)	100,029	647,293 (Note C)	6,129,360
Guarantee deposits (current portion included)	40,867,857	(509,839)	306,027	-	40,664,045 (Note D)

For the nine-month period ended September 30, 2025:

			Non-cash changes
Items	As of January 1, 2025	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2025
Short-term loans	$8,515,000	$7,507,086	$38,099	$-	$16,060,185
Bonds payable (current portion included)	30,051,568	10,194,520	-	141,878	40,387,966
Long-term loans (current portion included)	36,476,909	(8,418,027)	(603,644)	-	27,455,238
Lease liabilities	6,419,016	(636,867)	(111,860)	423,298 (Note C)	6,093,587
Guarantee deposits (current portion included)	42,874,494	(661,473)	(1,912,833)	-	40,300,188 (Note D)

Note A:
Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.
Note B:
Mainly due to the exercise of the exchange rights by bondholders of the outstanding overseas unsecured exchangeable bonds, and the separate recognition of the options and host contracts of the first and second domestic unsecured convertible bonds issued in 2026. Please refer to Note 6(13) for the terms.
Note C:
Mainly due to the addition to lease properties.
Note D:
Guarantee deposits mainly consisted of deposits of capacity reservation.

7.
RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)
Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP. and its Subsidiaries	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate
YANN YUAN INVESTMENT CO., LTD.	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
TRANSLINK CAPITAL PARTNERS I, L.P.	Associate (Note A)
PURIUMFIL INC.	Associate (Note B)
PHOTRONICS DNP MASK CORPORATION	Other related party (Note C)

Note A:
The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees. The investee was dissolved in April 2025.
Note B:
In August 2025, the Board of Directors of the Company’s subsidiary, TERA ENERGY, resolved to merge with PURIUMFIL INC., with TERA ENERGY as the surviving company. The effective date of merger is October 3, 2025.
Note C:
Beginning from April 2026, the company is no longer considered a related party to the Company.

(2)
Significant Related Party Transactions

a.
Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2026	2025
Associates	$2,193,883	$1,224,189

	For the nine-month periods ended September 30,
	2026	2025
Associates	$5,966,115	$3,122,658

Accounts receivable, net

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$637,133	$336,736	$331,927
ARTERY TECHNOLOGY CORPORATION, LTD.	238,034	76,840	159,559
Others	54,458	15,943	2,153
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	46,642	35,435	69,213
Others	87,021	37,195	39,348
Other associates	1,714	-	-
Total	$1,065,002	$502,149	$602,200

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days or net 30 - 60 days.

b.
Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month periods ended September 30, 2026 and 2025: None.

	Transaction underlying	Trading Volume (In thousands of shares)	For the nine-month period ended September 30, 2026
			Purchase price
Associates	Stock of UNIMICRON	5,546	$643,299

Please refer to Note 6(7) for the relevant information.

For the nine-month period ended September 30, 2025: None.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2026	2025
FARADAY TECHNOLOGY CORP.	$37,122	$62,794

	Purchase price
	For the nine-month periods ended September 30,
	2026	2025
FARADAY TECHNOLOGY CORP.	$262,964	$170,491

b.
Others

Mask expenditure

	For the three-month periods ended September 30,
	2026	2025
Other related party	$-	$478,024

	For the nine-month periods ended September 30,
	2026	2025
Other related party	$590,802	$1,690,596

Other payables of mask expenditure

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Other related party	$-	$780,692	$608,336

Cash dividends from investments accounted for under the equity method

	For the nine-month periods ended September 30,
	2026	2025
HSUN CHIEH INVESTMENT CO., LTD.	$81,364	$-
Other associates	642,957	592,337
Total	$724,321	$592,337

As of September 30, 2026, December 31, 2025 and September 30, 2025, cash dividends of nil, NT$619 million and nil, respectively, have not yet been received and were accounted for as other receivables.

c.
Key management personnel compensation

	For the three-month periods ended September 30,
	2026	2025
Short-term employee benefits	$281,082	$241,602
Post-employment benefits	99,652	633
Share-based payment	81,466	80,256
Others	97	85
Total	$462,297	$322,576

	For the nine-month periods ended September 30,
	2026	2025
Short-term employee benefits	$1,007,427	$787,681
Post-employment benefits	110,413	1,835
Share-based payment	248,734	243,337
Others	283	263
Total	$1,366,857	$1,033,116

8.
ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
Items	September 30, 2026	December 31, 2025	September 30, 2025	Party to which asset(s) was pledged	Purpose of pledge
Other current assets (Time deposit)	$9,896	$-	$-	Science Park Bureau	Collateral for dormitory lease
Other current assets (Time deposit)	11,273	-	-	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,018,169	1,013,289	1,013,289	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	254,687	248,061	328,732	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	8,751	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	25,589	25,589	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	4,516	-	-	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	28,260	39,533	47,033	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	222,390	219,450	212,940	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	63,527	69,303	3,990,789	Yuanta Commercial Bank, Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	355,150	501,090	2,470,499	Taiwan Cooperative Bank, Mega International Commercial Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank, KGI Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	-	-	251,947	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$2,002,208	$2,134,962	$8,398,826

9.
SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)
As of September 30, 2026, amounts available under unused letters of credit were NT$0.2 billion.

(2)
As of September 30, 2026, the Company entrusted financial institutions to open performance guarantee, mainly related to the contract liabilities, customs tax and electricity supply guarantee, amounting to NT$1.5 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.3 billion. As of September 30, 2026, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of September 30, 2026, these construction contracts amounted to approximately NT$19 billion and the portion of the contracts not yet recognized was approximately NT$10.8 billion.

(5)
The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

10.
SIGNIFICANT DISASTER LOSS

None.

11.
SIGNIFICANT SUBSEQUENT EVENTS

(1)
On October 5, 2026, UMC completed the pricing for the seventh issuance of overseas unsecured convertible bonds. The bonds were issued on October 13, 2026, with an aggregated principal amount of USD 1.8 billion.

(2)
From October 1 to October 28, 2026, UMC made repayments of the long-term loans in a total amount of NT$2 billion which were classified as non-current liabilities.

12.
OTHERS

(1)
Categories of financial instruments

	As of
Financial Assets	September 30, 2026	December 31, 2025	September 30, 2025
Financial assets at fair value through profit or loss	$26,035,165	$18,153,916	$17,684,540
Financial assets at fair value through other comprehensive income	24,691,940	13,774,749	15,812,971
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	142,610,093	110,653,397	104,210,832
Receivables	44,369,870	33,731,393	33,979,831
Refundable deposits (current portion included)	2,158,106	1,643,661	1,763,650
Other financial assets	8,518,306	12,506,177	8,932,294
Total	$248,383,480	$190,463,293	$182,384,118

Financial Liabilities
Financial liabilities at fair value through profit or loss	$45,678	$57,163	$314,543
Financial liabilities measured at amortized cost
Short-term loans	2,768,928	8,408,772	16,060,185
Payables	40,508,010	45,297,553	39,897,664
Bonds payable (current portion included)	53,560,978	50,228,305	40,387,966
Long-term loans (current portion included)	17,135,396	14,331,790	27,455,238
Lease liabilities	6,129,360	6,000,846	6,093,587
Guarantee deposits (current portion included)	40,664,045	40,867,857	40,300,188
Total	$160,812,395	$165,192,286	$170,509,371

(2)
Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)
Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2026 and 2025 decreases/increases by NT$1,696 million and NT$248 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2026 and 2025 decreases/increases by NT$415 million and NT$289 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2026 and 2025 decreases/increases by NT$119 million and NT$146 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2026 and 2025 to decrease/increase by NT$15 million and NT$33 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2026 and 2025 by NT$564 million and NT$250 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the nine-month periods ended September 30, 2026 and 2025 by NT$800 million and NT$591 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)
Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2026, December 31, 2025 and September 30, 2025, accounts receivable from the top ten customers represent 58%, 61% and 61% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)
Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2026
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$2,810,481	$-	$-	$-	$2,810,481
Payables	40,264,861	-	-	-	40,264,861
Bonds payable	5,769,633	40,989,266	9,945,071	-	56,703,970
Long-term loans (Note)	4,543,079	11,301,525	2,187,286	326	18,032,216
Lease liabilities	869,541	1,632,442	1,404,374	3,878,487	7,784,844
Guarantee deposits	628,869	19,072,989	18,177,132	2,785,055	40,664,045
Total	$54,886,464	$72,996,222	$31,713,863	$6,663,868	$166,260,417
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(78)	$-	$-	$-	$(78)

	As of December 31, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$8,589,773	$-	$-	$-	$8,589,773
Payables	45,055,193	-	-	-	45,055,193
Bonds payable	17,033,209	25,278,203	7,958,238	2,104,403	52,374,053
Long-term loans	3,319,372	8,227,746	3,612,205	24,510	15,183,833
Lease liabilities	805,290	1,470,303	1,434,794	3,970,634	7,681,021
Guarantee deposits	1,061,929	19,143,652	13,847,566	6,814,710	40,867,857
Total	$75,864,766	$54,119,904	$26,852,803	$12,914,257	$169,751,730
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(2,512)	$-	$-	$-	$(2,512)

	As of September 30, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$16,609,847	$-	$-	$-	$16,609,847
Payables	39,725,617	-	-	-	39,725,617
Bonds payable	11,782,229	22,746,640	5,406,761	2,107,973	42,043,603
Long-term loans	3,542,586	13,751,757	12,115,692	45,418	29,455,453
Lease liabilities	825,279	1,467,827	1,412,395	4,068,352	7,773,853
Guarantee deposits	648,171	3,859,241	30,214,356	5,578,420	40,300,188
Total	$73,133,729	$41,825,465	$49,149,204	$11,800,163	$175,908,561
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(2,081)	$-	$-	$-	$(2,081)

Note: For the long-term loans with contractual maturity within 2 to 3 years as of September 30, 2026, UMC made repayments in the amounts of NT$2,000 million, from October 1 to October 28, 2026.

(6)
Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2026

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 40 million	September 2, 2026 – October 29, 2026

As of December 31, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 22 million	December 8, 2025 – January 23, 2026

As of September 30, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 10 million	September 12, 2025 – October 21, 2025

(7)
Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.
Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$439,580	$2,377	$-	$441,957
Financial assets at fair value through profit or loss, noncurrent	12,296,911	27,000	13,269,297	25,593,208
Financial assets at fair value through other comprehensive income, current	-	-	-	-
Financial assets at fair value through other comprehensive income, noncurrent	15,995,574	-	8,696,366	24,691,940
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	78	-	78
Financial liabilities at fair value through profit or loss, noncurrent	-	-	45,600	45,600

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$468,010	$1,859	$98,652	$568,521
Financial assets at fair value through profit or loss, noncurrent	5,838,381	20,600	11,726,414	17,585,395
Financial assets at fair value through other comprehensive income, current	4,630,441	-	-	4,630,441
Financial assets at fair value through other comprehensive income, noncurrent	5,990,762	-	3,153,546	9,144,308
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,512	54,651	57,163

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$555,413	$-	$54,558	$609,971
Financial assets at fair value through profit or loss, noncurrent	5,902,988	19,900	11,151,681	17,074,569
Financial assets at fair value through other comprehensive income, current	5,280,436	-	-	5,280,436
Financial assets at fair value through other comprehensive income, noncurrent	6,542,113	-	3,990,422	10,532,535
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,081	312,462	314,543

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the nine-month periods ended September 30, 2026 and 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2026	$3,000,137	$3,841,074	$4,812,543	$98,652	$72,660	$11,825,066	$2,950,738	$202,808	$3,153,546
Recognized in profit (loss)	626,173	302,235	122,034	(35,952)	48,570	1,063,060	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	5,534,109	8,711	5,542,820
Acquisition	367,117	810,498	406,129	140,214	(75)	1,723,883	-	-	-
Disposal	(69,194)	(207,333)	-	(203,690)	-	(480,217)	-	-	-
Return of capital	(3,358)	-	(88,429)	-	-	(91,787)	-	-	-
Transfer out of Level 3	(835,549)	-	-	-	-	(835,549)	-	-	-
Exchange effect	6,581	25,007	32,343	776	134	64,841	-	-	-
As of September 30, 2026	$3,091,907	$4,771,481	$5,284,620	$-	$121,289	$13,269,297	$8,484,847	$211,519	$8,696,366

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2026	$54,651
Recognized in loss (profit)	698,216
Issuance	120,400
Exercise of the exchange right	(827,667)
As of September 30, 2026	$45,600

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2025	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398
Recognized in profit (loss)	169,711	(165,881)	(627,651)	2,930	(4,620)	(625,511)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	569,524	(4,841)	564,683
Acquisition	193,720	104,260	272,646	85,229	9,917	665,772	150,000	-	150,000
Disposal	(5,690)	(1,539)	(372,135)	(66,010)	-	(445,374)	-	-	-
Return of capital	-	-	(2,261)	-	-	(2,261)	(160,659)	-	(160,659)
Transfer out of Level 3	(159,660)	-	-	-	-	(159,660)	-	-	-
Exchange effect	(43,970)	(119,534)	(190,117)	(1,643)	(252)	(355,516)	-	-	-
As of September 30, 2025	$3,162,294	$3,221,239	$4,676,929	$75,272	$70,505	$11,206,239	$3,790,383	$200,039	$3,990,422

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2025	$899,961
Recognized in loss (profit)	(587,499)
As of September 30, 2025	$312,462

The total profit (loss) of NT$1,096 million and NT$(630) million for the nine-month periods ended September 30, 2026 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$75 million and NT$587 million for the nine-month periods ended September 30, 2026 and 2025, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of September 30, 2026
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 80%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2026 by NT$383 million and NT$253 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2026 by NT$648 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Embedded derivatives in convertible bonds	Binomial tree valuation model	Volatility	62.99%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2026 by NT$20 million and NT$2 million, respectively.

As of September 30, 2025
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 60%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2025 by NT$339 million and NT$298 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2025 by NT$283 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	57.97%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the nine-month period ended September 30, 2025 by NT$0.01 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	25.66%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2025 by NT$89 million.

b.
Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of September 30, 2026

		Fair value measurements during reporting period using			Carrying amount
Items	Fair value	Level 1	Level 2	Level 3
Bonds payable (current portion included)	$53,424,718	$39,009,918	$14,414,800	$-	$53,560,978
Long-term loans (current portion included)	17,135,396	-	17,135,396	-	17,135,396

As of December 31, 2025

		Fair value measurements during reporting period using			Carrying amount
Items	Fair value	Level 1	Level 2	Level 3
Bonds payable (current portion included)	$50,253,543	$44,541,910	$5,711,633	$-	$50,228,305
Long-term loans (current portion included)	14,331,790	-	14,331,790	-	14,331,790

As of September 30, 2025

		Fair value measurements during reporting period using			Carrying amount
Items	Fair value	Level 1	Level 2	Level 3
Bonds payables (current portion included)	$40,400,458	$34,713,774	$5,686,684	$-	$40,387,966
Long-term loans (current portion included)	27,455,238	-	27,455,238	-	27,455,238

(8)
Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	September 30, 2026			December 31, 2025
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,330,367	31.77	$42,265,759	$1,006,030	31.35	$31,539,035
RMB: NTD	1,000,672	4.721	4,724,174	670	4.466	2,992
SGD:USD	211,245	0.7822	5,249,444	208,988	0.7764	5,086,811
EUR:USD	11,294	1.1313	405,912	18,382	1.1691	673,738
JPY:USD	1,717,673	0.0063	345,251	4,852,832	0.0063	958,459
USD:JPY	90,856	157.33	2,873,158	121,249	156.54	3,769,498
USD:RMB	171,012	6.7351	5,437,561	93,934	7.0288	2,948,653
Non-Monetary items
USD:NTD	314,276	31.77	9,984,552	179,988	31.35	5,642,615
Financial Liabilities
Monetary items
USD:NTD	793,967	31.87	25,303,741	833,119	31.45	26,201,605
RMB: NTD	-	4.771	-	-	4.516	-
SGD:USD	188,082	0.7854	4,707,700	168,204	0.7797	4,124,630
EUR:USD	12,713	1.1403	461,987	18,015	1.1781	667,485
JPY:USD	1,755,427	0.0064	360,037	5,809,127	0.0064	1,169,261
USD:JPY	53,174	157.33	1,715,830	58,281	156.54	1,849,302
USD:RMB	38,464	6.7351	1,235,960	36,432	7.0288	1,156,418

	As of
	September 30, 2025
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$915,117	30.42	$27,837,874
RMB: NTD	1,125	4.248	4,780
SGD:USD	186,129	0.7738	4,381,288
EUR:USD	75,071	1.1703	2,672,562
JPY:USD	8,609,606	0.0067	1,754,758
USD:JPY	106,856	148.89	3,244,001
USD:RMB	217,372	7.1055	6,561,193
Non-Monetary items
USD:NTD	201,796	30.42	6,138,641
Financial Liabilities
Monetary items
USD:NTD	830,810	30.52	25,356,325
RMB: NTD	8	4.298	34
SGD:USD	170,781	0.7772	4,050,947
EUR:USD	76,319	1.1796	2,747,577
JPY:USD	8,322,009	0.0068	1,727,116
USD:JPY	60,386	148.89	1,870,087
USD:RMB	123,193	7.1055	3,762,282

The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9)
Significant intercompany transactions among consolidated entities are disclosed in Attachment 1.

(10)
Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2026, December 31, 2025 and September 30, 2025 were as follows:

	As of
	September 30, 2026	December 31, 2025	September 30, 2025
Total liabilities	$204,905,665	$199,140,569	$194,195,228
Less: Cash and cash equivalents	(142,616,840)	(110,660,052)	(104,217,382)
Net debt	62,288,825	88,480,517	89,977,846
Total equity	470,880,012	379,855,440	361,200,194
Total capital	$533,168,837	$468,335,957	$451,178,040
Debt to capital ratios	11.68%	18.89%	19.94%

13.
ADDITIONAL DISCLOSURES

(1)
The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.
Financing provided to others for the nine-month period ended September 30, 2026: Please refer to Attachment 2.

b.
Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2026: Please refer to Attachment 3.

c.
Significant securities held as of September 30, 2026 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.
Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2026: Please refer to Attachment 5.

e.
Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2026: Please refer to Attachment 6.

f.
Names, locations and related information of investees as of September 30, 2026 (excluding investment in Mainland China): Please refer to Attachment 7.

(2)
Investment in Mainland China

a.
Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 8.

b.
Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1 and 5.

14.
OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2026

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$42,892,125	Net 60 days	21%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,549,729	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	840,138 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	4,113	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	6,060,868	Net 60 days	3%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	1,555,018	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	378,743	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	97,614	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	395,727	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	105,574	-	0%

Note 1: UMC and its subsidiaries are coded as follows: 1. UMC is coded "0". 2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows: 1. The holding company to subsidiary. 2. Subsidiary to holding company. 3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
             For profit or loss items, cumulative balances are used as basis.

Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
             Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

													Collateral
No. (Note 1)	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty (Note 2)	Limit of total financing amount (Note 2)
1	FORTUNE VENTURE CAPITAL CORP.	TERA ENERGY DEVELOPMENT CO., LTD.	Other receivables - related parties	Yes	$120,000	$120,000	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$1,493,868	$5,975,472

Note 1: UMC and its subsidiaries are coded as follows: 1. UMC is coded "0". 2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
             Limit of total financing amount shall not exceed 40% of the lender’s net asset value.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Receiving party
No.	Endorsor/Guarantor	Company name	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

ATTACHMENT 4 (Significant securities held as of September 30, 2026) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					September 30, 2026
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
UNITED MICROELECTRONICS CORPORATION	Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	$296,000	1.05	$296,000	None
	Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	1,256,109	-	1,256,109	None
	Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,297,653	9.61	1,297,653	None
	Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	225,027	-	225,027	None
	Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,691,988	7.66	1,691,988	None
	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	116,574	6.29	116,574	None
	Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	374,489	0.73	374,489	None
	Stock	DUNPIN NO.5 INNOVATION INVESTMENT CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,000	282,301	7.60	282,301	None
	Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	15,129	6,277,101	10.57	6,277,101	None
	Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,975,337	8.41	1,975,337	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	11,137,821	7.14	11,137,821	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	5,279	2,882,416	0.86	2,882,416	None
	Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	211,519	-	211,519	None
FORTUNE VENTURE CAPITAL CORP.	Stock	PUGA HOLDINGS LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	2	285,608	3.60	285,608	None
	Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,586	2,228,847	3.16	2,228,847	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489	2,825,841	1.81	2,825,841	None
	Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	799	384,556	1.19	384,556	None
	Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,735	262,560	1.04	262,560	None
	Stock	INNOSTAR SERVICE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	284	534,963	0.70	534,963	None
	Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	320	268,800	0.19	268,800	None
	Stock	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	62	303,774	0.02	303,774	None
	Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	757	190,620	-	190,620	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	167,952	-	167,952	None
	Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	271,098	-	271,098	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	151,029	-	151,029	None
	Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	1,991,850	7.00	1,991,850	None
TLC CAPITAL CO., LTD.	Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	961,056	8.17	961,056	None
	Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	536,276	0.77	536,276	None
	Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	210,000	0.29	210,000	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	121,237	-	121,237	None
	Stock-preferred stock	SILITH TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,978	314,487	-	314,487	None
	Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	757	190,620	-	190,620	None

ATTACHMENT 4 (Significant securities held as of September 30, 2026) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					September 30, 2026
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UMC CAPITAL CORP.	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	4,531	7.76	USD	4,531	None
	Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,745	5.03	USD	6,745	None
	Stock-preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	14,129	USD	8,327	-	USD	8,327	None
	Stock-preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	18,101	-	USD	18,101	None
	Stock-preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,542	USD	17,228	-	USD	17,228	None
	Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,485	USD	13,014	-	USD	13,014	None
	Stock-preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	176	USD	8,122	-	USD	8,122	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	10,318	-	USD	10,318	None
	Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,052	-	USD	9,052	None
	Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,021	-	USD	12,021	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	15,860	-	USD	15,860	None
	Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,169	-	USD	3,169	None
	Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	10,405	-	USD	10,405	None

ATTACHMENT 5 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$42,892,125	27%	Net 60 days	N/A	N/A		$7,549,729	22%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,826,835	1%	Month-end 60 days	N/A	N/A		528,136	2%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		840,138	1%	Net 30 days	N/A	N/A		4,113	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales		699,719	0%	Net 30 days	N/A	N/A		29,708	0%
ARTERY TECHNOLOGY COMPANY	Associate	Sales		646,718	0%	Month-end 60 days	N/A	N/A		11,944	0%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		212,677	0%	Month-end 60 days	N/A	N/A		100,968	0%
SILICON INTEGRATED SYSTEMS CORP.	Associate	Sales		198,165	0%	Month-end 45 days	N/A	N/A		53,319	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,315,212	86%	Net 60 days	N/A	N/A	USD	233,326	80%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	184,050	12%	Net 60 days	N/A	N/A	USD	47,343	16%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	10,636	1%	Net 60 days	N/A	N/A	USD	2,675	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	9,519	1%	Net 60 days	N/A	N/A	USD	2,497	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	30,243,854	47%	Net 60 days	N/A	N/A	JPY	7,736,407	50%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	130,395	3%	Month-end 30 days	N/A	N/A	RMB	2,308	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	109,304	2%	Month-end 60 days	N/A	N/A	RMB	21,495	2%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales	RMB	99,452	2%	Month-end 60 days	N/A	N/A	RMB	29,033	3%
UMC GROUP (USA)	Associate	Sales	RMB	81,412	2%	Net 60 days	N/A	N/A	RMB	20,677	2%
UNITED CREATIVE SOLUTION CORPORATION	Associate	Sales	RMB	28,238	1%	Month-end 60 days	N/A	N/A	RMB	7,478	1%
ARTERY TECHNOLOGY COMPANY	Associate	Sales	RMB	22,321	0%	Month-end 60 days	N/A	N/A	RMB	1,528	0%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		$395,727	28%	Net 60 days	N/A	N/A		$105,574	37%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	85,413	4%	Month-end 30 days	N/A	N/A	RMB	1,279	0%

ATTACHMENT 6 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary		$-		$7,549,729		$125		$7,549,854	8.72		$193	Collection in subsequent priod		$4,748,085		$4,124
FARADAY TECHNOLOGY CORPORATION	Associate		-		528,136		13		528,149	6.16		-	-		13,612		-
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate		-		100,968		-		100,968	4.07		6,918	-		-		-

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY	-	JPY	7,736,407	JPY	-	JPY	7,736,407	6.42	JPY	-	-	JPY	3,706,893	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	RMB	-	RMB	29,033	RMB	-	RMB	29,033	7.04	RMB	-	-	RMB	-	RMB	-
FARADAY TECHNOLOGY CORPORATION	Associate	RMB	-	RMB	21,495	RMB	-	RMB	21,495	7.79	RMB	-	-	RMB	-	RMB	-

WAVETEK MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate		$-		$105,574		$-		$105,574	5.70		$-	-		$57,285		$-

ATTACHMENT 7 (Names, locations and related information of investee companies as of September 30, 2026) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of September 30, 2026
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,843,662	$192,889	$192,889
	UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	191,446	7,068	7,068
	UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	103,500	93,663	100.00	5,821,710	662,642	662,642
	GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	41,652,656	4,170,478	4,170,478
	TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	456,394	100.00	5,588,593	665,288	665,288
	UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	50,470	1,429	1,429
	FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	676,102	100.00	14,938,680	5,366,726	5,366,726
	UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	55,000	110	100.00	32,579	1,440	1,440
	OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	851,392	89,623	(37,329)
	SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	114,709	(17,600)	(17,600)
	BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	55,366,561	5,625,449	5,625,449
	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	28,129,198	1,854,258	1,854,258
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	77.49	(244,044)	(647,141)	(505,468)
	MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(6,791)	-
	UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	658,957	304,409	127,852
	TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		886,559		943,148	123,642	40.00	732,527	130,002	52,001
	HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		299,169		307,448	1,069,271	36.49	34,724,266	59,399,680	21,673,740
	YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	259,468	26.78	31,133,315	9,190,041	2,460,663
	SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		3,527,742	92,648	18.17	8,775,160	844,808	158,623
	FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		572,891	35,963	13.80	3,172,076	581,142	72,164
	UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		3,419,134		2,775,835	204,424	12.44	23,531,516	28,209,851	3,478,333

ATTACHMENT 7 (Names, locations and related information of investee companies as of September 30, 2026) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

				Initial Investment				Investment as of September 30, 2026
Investor Company	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
FORTUNE VENTURE CAPITAL CORP.	TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$200,802		$100,752	18,645	95.37	$293,129	$44,832	$42,688
	UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14	130,687	3,804	956
	AMOESO CO., LTD.	Hsinchu City, Taiwan	3G/4G/5G Indoor Signal Coverage Solution		32,500		22,500	1,417	19.61	14,279	(32,527)	(4,339)
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.62	(1,455)	(647,141)	(4,073)
TLC CAPITAL CO., LTD.	SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	13,397	1,035	1,035
	HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00	317,546	203,032	81,213
TERA ENERGY DEVELOPMENT CO., LTD.	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	460	460	100.00	23,775	3,385	3,385
	MU-ONE ENERGY CO., LTD.	Hsinchu City, Taiwan	Sales of pollution control equipment		10,000		-	1,000	100.00	9,402	(598)	(598)
	MU-WELL ENERGY CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		10,000		-	1,000	100.00	9,917	(83)	(83)
	MU-SUN ENERGY CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		100,000		-	10,000	100.00	94,340	(5,660)	(5,660)
WAVETEK MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	2,733	(26)	(26)
BEST ELITE INTERNATIONAL LIMITED	INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	55,496,982	5,624,042	5,624,042
INFOSHINE TECHNOLOGY LIMITED	OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	55,496,982	5,624,042	5,624,042
OMNI GLOBAL LIMITED	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	57,359	3,930	3,930
	ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	775,491	85,449	85,449
GREEN EARTH LIMITED	UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00	41,867,096	4,169,621	4,169,621

ATTACHMENT 8 (Investment in Mainland China as of September 30, 2026)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					Investment flows
Investee company	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2026	Outflow	Inflow	Accumulated outflow of investment from Taiwan as of September 30, 2026	Net income (loss) of investee company	Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying amount as of September 30, 2026	Accumulated inward remittance of earnings as of September 30, 2026
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$25,416 (USD 800)	(ii)SOARING CAPITAL CORP.	$25,416 (USD 800)	$-	$-	$25,416 (USD 800)	$1,035	100.00%	$1,035 (iii)	$13,355	$-
EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	14,328 (USD 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	14,614 (USD 460)	-	-	14,614 (USD 460)	3,445	100.00%	3,445 (iii)	23,588	164,124 (USD 5,166)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,668,680 (USD 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	643,343 (USD 20,250)	-	-	643,343 (USD 20,250)	3,385 (RMB 717)	25.14%	850 (RMB 180) (iii)	126,962 (RMB 26,893)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	14,848,706 (RMB 3,145,246)	(ii)OAKWOOD ASSOCIATES LIMITED	9,820,171 (USD 309,102)	-	-	9,820,171 (USD 309,102)	5,699,116 (RMB 1,207,184)	100.00% (Note 4)	5,699,116 (RMB 1,207,184) (ii)	49,881,095 (RMB 10,565,790)	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	76,469,785 (RMB 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	48,773,748 (USD 1,535,214) (Note 5)	-	-	48,773,748 (USD 1,535,214) (Note 5)	6,710,727 (RMB 1,421,463)	100.00%	6,710,727 (RMB 1,421,463) (ii)	66,066,052 (RMB 13,994,080)	-

Accumulated investment in Mainland China as of September 30, 2026		Investment amounts authorized by Investment Commission, MOEA		Upper limit on investment
$59,277,292 (USD 1,865,826)		$89,508,544 (USD 2,817,392)		$282,550,061

Note 1 : The methods for engaging in investment in Mainland China include the following:
              (i) Direct investment in Mainland China.
              (ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
              (iii) Other methods.

Note 2 : The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
              (i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
              (ii) The financial statements were reviewed by the auditors of the parent company.
              (iii) Others.

Note 3 : Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 4 : The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. The amount of investment has been all remitted.

Note 5 : The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
              The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. The amount of investment has been all remitted.